

CORRECTED
April 9, 2012

Via E-Mail
Neil Chandran, Chief Executive Officer
Sungame Corporation
3091 West Tompkins Avenue
Las Vegas, NV 89103

> **Re:** **Sungame Corporation**
> **Preliminary Proxy Statement Filed on Schedule 14A**
> **Filed March 30, 2012**
> **File No. 333-158946**

Dear Mr. Chandran:

We have limited our review of your filing to those issues we have addressed in our comments. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to our comment, we may have additional comments.

General

1. Your most recent annual reports filed on Form 10-K on March 30, 2012 and April 6, 2012 indicate that your common stock is registered under Section 12(g) of the Securities Exchange Act of 1934 ("Exchange Act"). We are unable to locate a registration statement that registers any class of your securities under the Section 12(g) of the Exchange Act pursuant to a Form 8-A or Form 10. Please confirm that in future periodic filings that you will clarify that you do not have any classes of securities registered under Section 12(g) of the Exchange Act and you file periodic reports subject to Section 15(d) of the Exchange Act, as applicable.

2. In this regard, if your securities are not registered pursuant to Section 12 of the Exchange Act and you are only subject to the periodic reporting requirements of Section 13(a)

under Section 15(d) of the Exchange Act because a Securities Act registration statement was declared effective, be advised that you are not required to file proxy statements subject to the requirements of Section 14 of the Exchange Act. Unless you have any class of securities registered under Section 12 of the Exchange Act, please either withdraw your Schedule 14A filed on March 30, 2012 or revise the cover page of the document to state prominently that it is being filed on a voluntary basis and not subject to the requirements of Schedule 14A. Please be aware companies that are required to file periodic reports by Section 15(d) of the Exchange Act must furnish any proxy statement as part of their annual report on Form 10-K. See paragraph (a)(3) under the Supplement Information requirements that appear in Form 10-K immediately after the Signatures form. Please advise us as to your intentions with respect to future periodic reports.

3.   Although it appears your document has been submitted on a voluntary basis, we nevertheless advise you that your document fails to describe the shareholder actions to be taken at the meeting with sufficient precision to inform shareholders of the nature of the matter to be voted upon and the potential effects of the requested shareholder actions. Accordingly, we suggest that you revise the document you convey to shareholders to describe each of your proposals in a reasonably complete manner, including the consequences of an affirmative or negative stockholder vote. In particular, it is unclear what your second proposal of "Reaffirm Prior Acts" entails, why a stockholder vote is sought, and what the effects of a shareholder vote for or against that proposal will be.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Neil Chandran
Sungame Corporation
April 9, 2012
Page 3

Please contact Edwin Kim, Attorney-Advisor, at (202) 551-3297 or, in his absence, the undersigned at (202) 551-3462 with any questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief-Legal